Filed by Banco Santander, S.A.

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding N.V.

Registration Number: 333-144752

Date: October 3, 2007

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes the U.S. offer document, and Fortis, RBS and Santander (collectively, the “Banks”) have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances.  Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is an advertisement that was placed in Dutch in the Dutch newspapers Financieel dagblad, De Officiële prijscourant and De Telegraaf on October 2, 2007 and NRC Handelsblad, Volkskrant and Het Algemeen Dagblad on October 3, 2007. The advertisement as placed in Dutch follows the translation.

If you own any ABN AMRO shares, then we recommend that you read this.

Until 15:00 hours on 5 October, you can tender your ABN AMRO Holding N.V. shares*. For each tendered share, you will receive €35.60 in cash and 0.296 newly issued shares of The Royal Bank of Scotland Group plc. On Friday 28 September
2007, this represented total consideration per share of €37.83**.

Holders of ABN AMRO shares can contact their local bank, the Dutch exchange agent or the global information agent if they have any questions regarding tendering their shares. More information about the consortium of Fortis, RBS and
Santander and their offer for ABN AMRO can be found at www.consortiumbod.com.

The Dutch exchange agent:
Fortis Bank (Nederland) N.V.
Rokin 55
1012 KK Amsterdam
The Netherlands
Tel. +31 (0) 20 527 24 67

The global information agent:
D.F. King & Co., Inc.
2 London Wall Buildings, 2nd Floor
London Wall, London EC2M 5PP
United Kingdom
European Toll Free Number:
00 800 5464 5464

*Subject to possible extension of the offer period.

**Based on the closing price of RBS shares on Friday 28 September 2007 of £5.25 per RBS share and a GBP/EUR exchange ratio of 0.6981 on such date. The price of RBS shares and the GBP/EUR exchange ratio fluctuate and may result in lower consideration.

In connection with the offer for ABN AMRO, RFS Holdings, the offer vehicle of Fortis, RBS and Santander, has made an offer document publicly available. Furthermore, in connection with the RBS shares to be issued in the offer, RBS has made a prospectus publicly available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of all documents published in connection with the offer may be obtained from the joint website of Fortis, RBS and Santander (htttp://www.consortiumbod.com) and from the Dutch exchange agent and the global information agent, without charge.

Als u ABN AMRO-aandeleen bezit, dan raden wij u aan dit te lezen.
Tot 5 oktober 15.00 uur kunt u uw aandelen ABN AMRO Holding N.V. aanbieden*. Tegen inlevering van 1 aandeel ontvangt u € 35,60 in contanten en 0,296 nieuw uitgegeven aandelen van The Royal Bank of Scotland Group plc.
Op vrijdag 28 september 2007 vertegenwoordigde dit een tegenwaarde van € 37,83**.
Voor vragen over het aanbieden van aandelen kunnen houders van ABN AMRO-aandelen contact opnemen met hun lokale bank, het Nederlandse omwisselkantoor of de global information agent. Meer informatie over het consortium bestaande uit Fortis, RBS en Santander en hun bod op ABN AMRO vindt u op www.consortiumbod.com.
Het Nederlandse omwisselkantoor:
Fortis Bank (Nederland) N.V.
Rokin 55
1012 KK Amsterdam
Nederland
Tel. +31 (0)20 527 24 67
De global information agent:
D.F. King & Co., Inc.
2 London Wall Buildings, 2nd Floor
London Wall, London EC2M 5PP
United Kingdom
Gratis Europees informatienummer:
00 800 5464 5464
*Behoudens mogelijke verlenging van de aanmeldingstermijn.
**Gebaseerd op de slotkoers op vrijdag 28 september 2007, met name £ 5,25 per aandeel RBS, en een wisselkoers GBP/EUR van 0,6981. Deze waarden fluctueren en kunnen resulteren in een lagere tegenwaarde.
In verband met het bod op ABN AMRO heeft RFS Holdings B.V., het biedingsvehikel van Fortis, RBS en Santander, een biedingsbericht verkrijgbaar gesteld. Voorts heeft RBS in verband met de nieuw uit te geven aandelen RBS een prospectus verkrijgbaar gesteld. INVESTEERDERS WORDT DRINGEND AANGERADEN ALLE DOCUMENTEN WELKE OP HET BOD BETREKKING HEBBEN TE LEZEN, OMDAT DEZE BELANGRIJKE INFORMATIE BEVATTEN. Afschriften van alle in verband met het bod gepubliceerde documenten kunnen kosteloos worden verkregen via de gezamenlijke website van Fortis, RBS en Santander (http://www.consortiumbod.com) en via het Nederlandse omwisselkantoor en de global information agent.